

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2021

Alyssa Rapp
Chief Executive Officer
Healthwell Acquisition Corp. I
1001 Green Bay Rd. #227
Winnetka, IL 60093

   Re: Healthwell Acquisition Corp. I
     Registration Statement on Form S-1
     Filed March 30, 2021
     File No. 333-253418

Dear Ms. Rapp:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amended Registration Statement on Form S-1

Expressions of Interest, page 122

1. We note your response to comment 2 and request additional information about the timing and circumstances under which your anchor investors became aware of the offering and expressed to you their intention to participate. Please tell us when initial contact was made, by whom it was initiated, and how negotiations related to the investment in this offering and purchase of interests in the sponsor evolved, identifying any material issues which arose and how they were resolved.

2. Refer to the second paragraph of this section. Please disclose the circumstances under which the sponsor or underwriters may prohibit the anchor investors from purchasing 9.9% of the units in this offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro at (202) 551-3273 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Carol Anne Huff